

October 23, 2014

Via E-mail
Daniel A. Gaudreau
Senior Vice President, Operations and
Chief Financial Officer
Actuate Corporation
951 Mariners Island Boulevard
San Mateo, CA 94404

> **Re:** **Actuate Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 7, 2014**
> **Form 10-Q for the quarterly period ended June 30, 2014**
> **Filed August 7, 2014**
> **Forms 8-K furnished on August 6, 2014, May 1, 2014 and February 4, 2014**
> **File No. 000-24607**

Dear Mr. Gaudreau:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Financial Statements

Note 13. Geographic Information, page F-42

1. We note your disclosure of "North America" revenue. Please tell us what consideration you gave to ASC 280-10-50-41, which requires you to disclose revenues for the United States, your country of domicile.

Form 10-Q for the quarterly period ended June 30, 2014

Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 8

2.   We note your disclosures throughout your filing regarding the transition from perpetual licenses to a subscription model. Please explain what you mean by "subscription model" and tell us more about your subscription agreements. In this regard, it is unclear to us whether the subscription model includes term licenses, software-as-a service or something else. Given this change in your business model please tell us how your current revenue recognition policy reflects your new offerings and how they are accounted for.

Note 6. Goodwill and Other Purchased Intangible Assets, page 17

3.   We note your disclosure that there have been no significant events or circumstances that may have impacted the valuation of goodwill subsequent to the assessment performed on October 1, 2013. Please tell us how you considered the following when making this determination:

- There has been a significant decline in your market capitalization as a result of the decline in the fair value of your common stock. In this regard, we note that your stock price was $7.41 on October 1, 2013 compared to $4.77 as of June 30, 2014.

- The decline in license and maintenance revenue as well as the fact that you operated at a loss in the three and six-months ended June 30, 2014.

Note 8. Deferred Revenue, page 23

4.   Please explain the decrease in deferred revenue between December 31, 2013 and June 30, 2014. In this regard, tell us why there was a decrease in deferred revenue considering that your maintenance renewal rate is in excess of 90% and your new revenue model appears to require prepayment of subscription fees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

5.   Please consider expanding your overview in future filings to include a more detailed assessment of whether the trends and uncertainties of transitioning from your legacy product suite to your new product offerings will have, or are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations. See Item 303 of Regulation S-K. For additional guidance, consider Section III of SEC Release No. 33-8350.

6.   We note your disclosures on page 25 regarding transition to a subscription model. Please tell us what consideration was given to disclosing how this transition will occur. In this regard, we note that in your earnings call transcript you have indicated that subsequent to July 1, 2014 new customers will only be able to purchase subscription-based offerings.

7.   In addition, we note discussion on page 41 that you are determining new metrics to gauge the status of your business model transition. Please consider disclosing these metrics in future filings.

Results of Operations

Revenues, page 28

8.   Considering the transition from perpetual license to a subscription model, tell us what consideration was given to separately disclosing the amounts of revenue for products and services based on whether the revenue arose from perpetual license sales or from your new subscription model.

Forms 8-K furnished on August 6, 2014, May 1, 2014 and February 4, 2014

9.   We note that you adjust GAAP diluted shares for what the "share amounts would have been if they were calculated using non-GAAP results." Please explain the nature of the adjustments made to arrive at non-GAAP diluted shares and tell us what consideration was given to providing a reconciliation from GAAP to non-GAAP diluted shares. See Item 101(a) of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Craig D. Wilson

Stephen G. Krikorian
Accounting Branch Chief